Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 4 to Registration Statement No. 333-193247 of our report dated December 9, 2013 (February 10, 2014 as to the effect of the common and preferred stock authorization and common stock split discussed in Note 15) relating to the consolidated financial statements of Installed Building Products, Inc. and subsidiaries (formerly known as CCIB Holdco, Inc.) as of June 30, 2013 and December 31, 2012 and for the six month period ended June 30, 2013 and the year ended December 31, 2012 appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the headings “Experts” in the prospectus.

/s/ Deloitte & Touche LLP

Columbus, OH

February 12, 2014